KWESST MICRO SYSTEMS INC.

CHANGE OF AUDITOR NOTICE

TO: BRITISH COLUMBIA SECURITIES COMMISSION;

ALBERTA SECURITIES COMMISSION;

ONTARIO SECURITIES COMMISSION;

MANITOBA SECURITIES COMMISSION;

NOVA SCOTIA SECURITIES COMMISSION;

FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK);

OFFICE OF THE SUPERINTENDENT OF SECURITIES (NEWFOUNDLAND AND LABRADOR);

OFFICE OF THE SUPERINTENDENT OF SECURITIES (PRINCE EDWARD ISLAND) ;

FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN.

AND TO: KPMG LLP, CHARTERED PROFESSIONAL ACCOUNTANTS;

KWESST Micro Systems Inc. (the "Company") gives the following notice in accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"):

1. KPMG LLP resigned as auditor of the Company on May 15, 2024.

2. The resignation of KPMG LLP, as auditor of the Company has been considered by the Audit Committee of the Board of Directors and accepted by the Board of Directors of the Company.

3. KPMG LLP, Chartered Professional Accountants, has not expressed any reservation nor modified opinion in its reports for the two (2) most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which KPMG LLP issued an audit report in respect of the Company and the date of this Notice.

4. In the opinion of the board of directors of the Company, there are no reportable events as such term in defined in NI 51-102.

Dated May 16, 2024

KWESST MICRO SYSTEMS INC.
per:	/s/ Kris Denis
Kris Denis Chief Financial Officer